Mail Stop 4561

April 7, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer of the General Parner
Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

>   **Re: Duke Realty Limited Partnership**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed on March 6, 2009**
>   **File No. 000-20625**

Dear Mr. Dennis D. Oklak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1.   In the tabular presentation of your lease expiration and renewals you disclose
      annualized rent revenue and include information on properties in unconsolidated
      joint ventures. Given you do not recognize rental revenues from unconsolidated
      joint ventures, please tell us what consideration was given to showing the
      information from unconsolidated properties and consolidated properties
      separately. In addition, please explain supplementally and clarify in future filings
      what is meant by net effective rents.

Financial Statements and Notes

Consolidated Statements of Operations, page 58

2.   We note that you separately present earnings from continuing rental operations
      and service operations on the face of your Statement of Operations. Explain to us
      how your presentation complies with Rule 5-03 of Regulation S-X and other
      applicable literature. Please also address the following:
      ▪ Since you have chosen to present a subtotal of earnings from continuing
        operations, advise us why amounts for impairment were not allocated
        accordingly. Reference is made to paragraph 25 of SFAS 144.
      ▪ Reference is made to your characterization of earnings from unconsolidated
        companies within revenue. To the extent you operate your business largely
        through equity investees and the operations are integrated in to the whole, you
        may include these amounts within operating income but not within revenues.
        Please advise how you considered these factors.
      ▪ We note from your segment disclosure on page 72 that there may be a period
        of time in which your Build-for-Sale properties generate rental revenues.
        Please clarify under what circumstances and generally how long your Build-
        for-Sale properties generate rental revenues similar to operating properties. In
        addition, clarify how you distinguish between operating properties and Build-
        for-Sale properties as it relates to the gain on sale of these properties
        consistent with Rule 3-15 of Regulation S-X.
      ▪ Clarify your basis for your presentation of earnings from sales of land within
        operating income. Also advise us how these amounts were classified in prior
        filings.
      ▪ To the extent you continue to present an income measure such as earnings
        from continuing operations, it is unclear why these amounts would not include
        an allocation for general and administrative expenses.

Note 1 – The Partnership, page 61

3.   We note the limited partner units are exchangeable for shares of the General Partner's common stock on a one-for-one basis or that the General Partner may repurchase the units for cash. Clarify if these provisions are at the option of the holder and confirm these units do not have redemption provisions. Otherwise, please tell us your consideration of EITF Topic D-98.

Note 6 – Discontinued Operations, Assets Held-for-Sale and Impairments, page 69

4.   Please tell us how your allocation of unsecured interest expense to discontinued operations complies with the requirements of EITF 87-24.

Note 7 – Indebtedness, page 70

5.   We note that you have concluded that your determination of fair value for fixed rated secured debt, unsecured debt and unsecured lines of credit were based on Level 3 inputs. Please advise how you have complied with the disclosure requirements in paragraph 32(c) of SFAS 157. While we note that you have deferred certain aspects of SFAS 157, items within the scope of FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments,* whether recognized or not would not be included in that deferral.

Note 8 – Segment Reporting, page 74

6.   Please tell us how your presentation of segment FFO complies with the definition adopted by NAREIT as described.

Note 12 – Stock Based Compensation

Shareholder Value Plan Awards, page 78

7.   We note that your Shareholder Value Plan awards were valued utilizing a Monte Carlo simulation. Tell us and consider disclosing in future filings the assumptions used in your valuation model as required by paragraph 240(e) of SFAS 123R. In addition, please clarify if consideration was received from the employees at the time awards were granted, and if so how that impacted your accounting treatment for these awards in your financial statements. Finally, in your response to us describe your policy for reflecting these awards in your earnings per common unit calculation. Refer to SFAS 123R and EITF 03-06.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief